Exhibit 99.1

Can-Fite Announces New Management Structure as Advanced Stage Pipeline Moves Toward Commercialization

●	Dr. Pnina Fishman appointed Executive Chairman of the Board

●	Motti Farbstein appointed Chief Executive Officer in addition to continuing as Chief Financial Officer

PETACH TIKVA, Israel, April 24, 2023 -- Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CANF), a biotechnology company advancing a pipeline of proprietary small molecule drugs that address inflammatory, cancer and liver diseases, today announced executive changes to support the Company’s continued success in advancing its pipeline toward commercialization through two pivotal Phase III trials in psoriasis and liver cancer.

Dr. Pnina Fishman, the Company’s Scientific Founder, was appointed Executive Chairman of the Board to guide the Company’s strategic direction. She will continue to serve as Chief Scientific Officer (CSO) overseeing the Company’s scientific programs and clinical development pipeline. Motti Farbstein will lead the Company as its new Chief Executive Officer (CEO) while continuing to serve as the Company’s Chief Financial Officer (CFO), a position he has held since 2005. Dr. Ilan Cohn, the Company’s Co-Founder and former Chairman, remains on the Board and will continue to guide the Company’s intellectual property strategy and portfolio. Dr. Cohn is a patent attorney and a Co-Founder and Senior Partner of the IP firm Cohn, De Vries, Stadler & Co. These executive changes go into effect on June 30, 2023.

“Having developed Can-Fite’s platform technology and guided our pipeline into pivotal studies, I am pleased to turn the CEO role over to Motti who has the financial and clinical expertise to lead Can-Fite into the registration stage,” Dr. Fishman stated. “I will continue to guide our clinical programs as CSO while also taking part in setting the Company’s strategic direction as Executive Chairman of the Board. I have full confidence in Motti’s ability to execute on substantial opportunities for our late-stage clinical pipeline. I am also thankful to Ilan, my Co-Founder, for his dedication serving as Chairman for the past ten years and look forward to his continued support on the board, particularly with IP matters.”

“I’m honored and excited to lead Can-Fite as CEO. Having served the Company for 20 years, I’m dedicated to bringing our oral drugs to market to serve patients in need, especially in our most advanced indications in psoriasis and liver cancer,” stated Motti Farbstein. “Pnina, Ilan, and I will continue to work closely along with the rest of our team in a seamless transition. As we advance through two pivotal studies, we anticipate the potential for additional distribution transactions and other commercial opportunities.”

About Can-Fite BioPharma Ltd.

Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CANF) is an advanced clinical stage drug development Company with a platform technology that is designed to address multi-billion dollar markets in the treatment of cancer, liver, and inflammatory disease. The Company’s lead drug candidate, Piclidenoson recently reported topline results in a Phase III trial for psoriasis. Can-Fite’s liver drug, Namodenoson, is being evaluated in a Phase IIb trial for the treatment of non-alcoholic steatohepatitis (NASH), and enrollment is expected to commence in a Phase III trial for hepatocellular carcinoma (HCC), the most common form of liver cancer. Namodenoson has been granted Orphan Drug Designation in the U.S. and Europe and Fast Track Designation as a second line treatment for HCC by the U.S. Food and Drug Administration. Namodenoson has also shown proof of concept to potentially treat other cancers including colon, prostate, and melanoma. CF602, the Company’s third drug candidate, has shown efficacy in the treatment of erectile dysfunction. These drugs have an excellent safety profile with experience in over 1,500 patients in clinical studies to date. For more information please visit: www.can-fite.com.

Forward-Looking Statements

This press release may contain forward-looking statements, about Can-Fite’s expectations, beliefs or intentions regarding, among other things, its product development efforts, business, financial condition, results of operations, strategies or prospects. All statements in this communication, other than those relating to historical facts, are “forward looking statements”. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to known and unknown risks, uncertainties and other factors that may cause Can-Fite’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause actual results, performance or achievements to differ materially from those anticipated in these forward-looking statements include, among other things, our history of losses and needs for additional capital to fund our operations and our inability to obtain additional capital on acceptable terms, or at all; uncertainties of cash flows and inability to meet working capital needs; the initiation, timing, progress and results of our preclinical studies, clinical trials and other product candidate development efforts; our ability to advance our product candidates into clinical trials or to successfully complete our preclinical studies or clinical trials; our receipt of regulatory approvals for our product candidates, and the timing of other regulatory filings and approvals; the clinical development, commercialization and market acceptance of our product candidates; our ability to establish and maintain strategic partnerships and other corporate collaborations; the implementation of our business model and strategic plans for our business and product candidates; the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and our ability to operate our business without infringing the intellectual property rights of others; competitive companies, technologies and our industry; risks related to the COVID-19 pandemic and the Russian invasion of Ukraine; risks related to not satisfying the continued listing requirements of NYSE American; and statements as to the impact of the political and security situation in Israel on our business. More information on these risks, uncertainties and other factors is included from time to time in the “Risk Factors” section of Can-Fite’s Annual Report on Form 20-F filed with the SEC on March 30, 2023 and other public reports filed with the SEC and in its periodic filings with the TASE. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Can-Fite undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.

Contact

Can-Fite BioPharma

Motti Farbstein

info@canfite.com

+972-3-9241114